Mail Stop 3010

October 16, 2009

VIA U.S. MAIL AND FAX (864) 239-5824
Mr. Steven B. Waters
Vice President
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

> RE: **Real Estate Associates Limited V**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **Filed August 13, 2009**
> **File No. 0-12438**

Dear Mr. Waters:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2009

Note 2 – Organization and Summary of Significant Accounting Policies

1.   Please expand your discussion of variable interest entities to include the disclosures required by ASC 810-10-50-12. Please provide us with your proposed revisions in your response.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised disclosure to expedite our review. Please furnish a cover letter with your revised disclosure that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised disclosure and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions.

Sincerely,

Kristi Marrone
Staff Accountant